

Exhibit 99.2

one company › a world of innovation

FY07 Q3 Conference Call
April 19, 2007

Forward-Looking Statement

Statements in this conference call that are not historical are forward-looking and are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Forward-looking statements are based on currently available information and include, among others, the discussion under "2007 Fourth Fiscal Quarter Outlook", as well as statements regarding the integration of, and potential synergies from the Woodhead acquisition, customer demand and inventory levels and future growth expectations. These risks and uncertainties include those associated with the operation of our business, including the risk that customer demand will decrease either temporarily or permanently, whether due to the Company's actions or the demand for the Company's products, and that the Company may not be able to respond through cost reductions in a timely and effective manner; price cutting, new product introductions and other actions by our competitors; fluctuations in the costs of raw materials that the Company is not able to pass through to customers because of existing contracts or market factors; the challenges attendant to plant closings and restructurings, including the difficulty of predicting plant closing and relocation costs, the difficulty of commencing or increasing production at existing facilities, and the reactions of customers, governmental units, employees and other groups; the risks associated with the integration of the Woodhead acquisition; the challenges attendant to plant construction; and the ability to realize cost savings from restructuring activities, as well as difficulty implementing the transition to a Market-Focused Global Organization.

Other risks and uncertainties are set forth in Item 1A "Risk Factors" of its Form 10-K for the year ended June 30, 2006, which is incorporated by reference and in reports that Molex files or furnishes with the Securities and Exchange Commission. This release speaks only as of its date and Molex disclaims any obligation to revise these forward-looking statements or to provide any updates regarding information contained in this release resulting from new information, future events or otherwise.



Financial Summary

(US$ in millions, except per-share data)

	March Quarter
Net Sales	$807.0
Currency Translation	$20.2
Local Increase	9.2%
Gross Profit	31.1%
SG&A %	20.1%
Equity Income	$1.7
Interest Income	$2.1
Other Income (loss)	---
Pretax Return	11.4%
Effective Tax Rate	29.2%
Net Income	$65.3
% of Sales	8.1%
E.P.S.	$0.35
Average Shares Outstanding	185,271



Backlog



(US$ in millions)

March 2007	$345.9
March 2006	$354.3
Decrease	-2.4%
December 2006	$375.9
Decrease	-8.0%



Revenue Trend

(US$ in millions)



Q3 06	Q4 06	Q1 07	Q2 07	Q3 07
$720	$784	$830	$838	$807



Industry Revenue Growth - YOY



	Mar Quarter	W/O Woodhead
Consumer	4%	
Telecom	1%	
Data	2%	
Auto	14%	
Industrial	99%	10%
Total	12%	4%



- *Note: best estimate containing certain management allocations*





Bookings

(US$ in millions)

$769
$785
$865
$778
$783
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07

molex

Bookings by Industry

(US$ in millions)


Peak
Book to Bill
1.07
$769
1.00
$785
1.04
$865
.93
$778
.97
$783
.90
.96
.99
FY06 Q3
FY06 Q4
FY07 Q1
FY07 Q2
FY07 Q3
Other
Data
Consumer
Mobile

molex

Bookings by Month



Sep	Oct	Nov	Dec	Jan	Feb	Mar
288	265	264	249	269	237	277

Q2 = 778   Q3 = 783



EBITDA Reconciliation*

(US$ in millions)

	Mar 31, 2007	Dec 31, 2006
Net Income	$ 65.3	$ 66.4
Interest Income, Net	$ (2.1)	$ (2.0)
Income Taxes	$ 27.0	$ 28.5
Depreciation and Amortization Expense	$ 59.6	$ 59.6
EBITDA	$149.8	$152.5
Percent of Revenue	18.6%	18.2%

*EBITDA is a non-GAAP financial measure and represents earnings before interest, taxes, depreciation and amortization.



Balance Sheet and Operating Metrics

(US$ in millions)

	Mar 31, 2007	Dec 31, 2006
Cash	$373.1	$343.5
Accounts Receivable	$692.9	$705.5
Receivable Days Outstanding	75 days	75 days
Inventory	$415.3	$423.6
Inventory Days Outstanding	75 days	73 days
Long-Term Debt	$134.6	$132.8
Capital Expenditures	$63.9	$80.2
Research & Development	$40.6	$40.4



Gross Margin Trend





SG&A Expense Trends

(% of revenue)





Return on Invested Capital



$$\frac{\text{Net Income}}{\text{Total Assets} - \text{Current Liabilities}}$$

Q3 06	Q4 06	Q1 07	Q2 07	Q3 07
9.7%	10.3%	12.1%	11.0%	10.5%



Woodhead Acquisition Update

- A very positive quarter

- Improved sequential revenue by 4%

- Improved sequential bookings by 16%

- Operating margin improved significantly and is now above Molex average

- North Americas consolidation in Mexico will be completed in June quarter





Woodhead Acquisition Update

- **Significant improvement in customer service and support – as a result of systems improvements**

- **Divestiture of a small business unit within Woodhead – not strategic to our core Industrial business**

- **Total planned synergies tied to cost reduction $15M to $20M, half in FY08 – full in FY09**



Outlook



Fourth Fiscal Quarter

Sales	$810 to $850 million
Earnings Per Share	$0.34 to $0.38

(Industry growth rates from Bishop & Associates, Inc.)





